787 Seventh Avenue
New York, N.Y. 10019-6099
Tel: 212-728-8000
Fax: 212-728-8111

March 28, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 701

Dear Ms. Cole:

This letter responds to your comments with respect to the filing of a post-effective amendment (“PEA”) to the Trust’s registration statement, filed on February 2, 2012, to add iShares Morningstar Multi-Asset Income Index Fund (the “Fund”), formerly iShares Morningstar Multi Asset High Income Index Fund, as a series of the Trust pursuant to Rule 485(a) under the Securities Act of 1933.

The comments were provided in a telephone conversation on March 20, 2012. For your convenience, your comments are summarized below and each comment is followed by our response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: In the paragraph under the heading “Fees and Expenses,” which references “Acquired Fund Fees and Expenses,” please shorten this language or place the language in a footnote to the fee table.

Response: Other iShares funds have disclosed this language in a footnote to the fee table, but the Staff has informed the Trust that the disclosure in substantially its present form could be placed in the text, rather than a footnote. Other iShares funds included this language in other prospectuses (in the text before the fee table) as a result of the discussions with the Staff.

Comment No. 2: In the introduction to the fees and expenses table, if Acquired Fund Fees and Expenses will be borne by the Fund, add Acquired Fund Fees and Expenses to the following statement “BFA will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, future distribution fees or expenses, and extraordinary expenses.”

Response: The Fund has added the following sentence in the Fees and Expenses section of the prospectus: “The Fund will also pay Acquired Fund Fees and Expenses.”

Comment No. 3: Because the Fund is a fund of funds consider revising the portfolio turnover disclosure to state that while the Fund does not directly pay transaction costs, the Underlying Funds do and note that that a higher portfolio turnover of the Underlying Funds may affect the Fund’s performance.

Response: The Fund has revised the portfolio turnover disclosure to state the following, “The Fund and Underlying Funds may pay transaction costs, such as commissions, when they buy and sell securities (or “turn over” their portfolio). A higher portfolio turnover rate for the Fund or Underlying Funds may result in higher transaction costs and cause the Fund or Underlying Funds to incur increased expenses. These expenses, which are not reflected in Annual Fund Operating Expenses or in the Example (except costs to Underlying Funds included as part of Acquired Fund Fees and Expenses), may adversely affect the Fund’s performance. To the extent an Underlying Fund incurs costs from high portfolio turnover, such costs may have a negative effect on the performance of the Fund.

Comment No. 4: Please confirm that the Fund’s investment strategies comply with the exemptive order.

Response: The Fund will utilize a “passive” indexing investment strategy by using a “representative sampling strategy” which includes investments made in the Underlying Funds. The Trust believes this strategy is consistent with the existing exemptive orders and related no-action letters.

Comment No. 5: If the Fund will invest more than 25% of its assets in any one Underlying Fund, include disclosure about the Underlying Fund’s principal investment strategies.

Response: The Fund currently does not intend to invest more than 25% of its assets in any one Underlying Fund. When and if the Fund invests more than 25% of its assets in any one Underlying Fund, the Fund will disclose such Underlying Fund’s principal investment strategy in the “Principal Investment Strategies” section. The Fund currently lists principal investment strategies for each Underlying Fund in the “Further Discussion of Principal Investment Strategies” section of the prospectus.

Comment No. 6: Please indicate whether the iShares website will include disclosure of the holdings of the Underlying Funds on a regular basis.

Response: The Trust will disclose the aggregate holdings of each Underlying Fund each day on iShares.com.

Comment No. 7: The second paragraph of the “Principal Investment Strategies” section states that the asset allocation is in 20% equities, 60% fixed income and 20% in alternative asset classes. Please include disclosure about market capitalization and maturity for the fixed income component of the Underlying Index.

Response: The Underlying Index is not constituted based on particular market capitalization or maturity requirements. Rather, the criteria for the inclusion of fixed-income securities in the Underlying Index is based upon the total performance return, standard deviation, correlation, and yields of such securities. The market capitalization and maturity information for each Underlying Fund, which is expected to change over time, is available on iShares.com.

Comment No. 8: Please confirm that the statement “the Fund may invest the remainder of its assets in securities not included in the Underlying Index, but which BFA believes will help the Fund track its Underlying Index and in other investments …” is consistent with the exemptive order.

Response: The Trust has revised the referenced disclosure to clarify that the “other investments” will consist of investments that the Fund’s adviser believes will help the Fund track the Underlying Index. The revised language reads as follows, “The Fund generally invests at least 90% of its assets in securities of the Underlying Index. The Fund may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in securities not included in the Underlying Index, but which BFA believes will help the Fund track the Underlying Index, to the extent permitted under the Investment Company Act of 1940, as amended (the “1940 Act”).”

Comment No. 9: If an Underlying Index is concentrated, please add specific disclosure with respect to this concentration under “Concentration Risk.”

Response: The Fund, like other index funds, will concentrate its investments to the extent the Underlying Index is concentrated. This policy, along with the related risks (reproduced below for your convenience), is currently disclosed in the Fund’s prospectus. The Trust respectfully submits that this disclosure adequately informs investors of the Fund’s policy regarding concentration and that this policy entails potential risks.

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Industry Concentration Policy. The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, which may include large-, mid- or small-capitalization companies, to approximately the same extent that the Underlying Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

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Concentration Risk. To the extent that the Fund’s investments are concentrated in a particular issuer, region, country, market, industry or asset class, the Fund may be susceptible to loss due to adverse occurrences affecting that issuer, region, country, market, industry or asset class.

Comment No. 10: If the Fund considers investment in the consumer goods sector, financial sector, high yield securities, industrial sector, infrastructure sector, mortgage-backed securities, savings association and utilities sector principal investment strategies of the Fund, please add appropriate language to the “Principal Investment Strategies” section of the prospectus.

Response: To the extent any sector represents a principal investment strategy for the Fund, the Fund will disclose that its investment in that sector is a principal investment strategy. The Fund has added the following sentence to the “Principal Investment Strategies” section: “Component companies include financial, utilities and industrials companies, and may change over time.”

Comment No. 11: Please include derivatives risk since the “Principal Investment Strategies” section indicates that investment in derivatives may be a principal investment strategy of the Fund.

Response: Investing in derivative instruments is not part of the Fund’s principal investment strategy. As a result, the Trust respectfully submits that it is not required to describe the risks associated with investing in derivative instruments in this section. When and if the Fund commences investing in derivative instruments to the point the investments constitute a principal risk, the Trust will identify the derivative instruments in which it will principally invest and the risks associated with each derivative instrument.

Comment No. 12: For each portfolio manager, please insert the portfolio manager’s inception date.

Response: The Trust respectfully submits that use of the phrase “since inception” adequately discloses the date the portfolio management team started managing portfolio assets because this is the Fund’s inaugural year. The Fund will update this information in its annual update to its registration statement.

Comment No. 13: The disclosure states that the Fund’s investment objective and Underlying Index may be changed without shareholder approval. Please indicate what notice will be given to shareholders of a change in the investment objective or Underlying Index.

Response: The Fund has adopted its investment objective as a non-fundamental investment policy. Therefore, the Fund may change its investment objective and its Underlying Index without shareholder approval. In the past, the Trust has notified shareholders of a change to an underlying index via a prospectus supplement when required by applicable law.

Comment No. 14: For each principal risk disclosure please include corresponding principal investment strategy in the Summary Prospectus.

Response: The Fund discloses the risks it considers to be the principal risks of an investment in its securities. Although the Fund discloses several categories of risk factors, each risk factor is not necessarily a product of a specific underlying strategy. Certain risk factors, such as “Tracking Error Risk,” for example, reflect the nature of the Fund’s operation as an index fund. Other risk factors, such as “Financials Sector Risk,” reflect the Fund’s expectation that a significant amount of its assets will be invested in this sector. The Trust respectfully submits that it has identified and disclosed its principal risks in light of its structure and investment operations.

Comment No. 15: If there are any principal risk disclosures not included in the Summary section, please include such risk in the Summary section to the extent they are a principal risk of the Fund (e.g., leverage risk, transportation risk, oil and gas risk). If these are not a principal risk, consider adding a separate section of non-principal risks.

Response: The Fund currently discloses each of its principal risks in the Summary section of its prospectus. To the extent that the Fund discloses other risks, that are not considered principal risks of investing in the Fund, the Fund will disclose such risks in the “Further Discussion of Other Risks” section of its prospectus.

Comment No. 16: Consider adding emerging markets risk as a principal risk if an Underlying Fund is an emerging markets fund.

Response: Emerging market risk is currently not a principal risk for the Fund. When and if emerging market risk becomes a principal risk, the Trust will add appropriate disclosure.

Comment No. 17: The funds listed in the Underlying Fund allocation weights are different from the list of Underlying Funds in the Summary section. Please make sure the list of Underlying Funds is consistent or explain any inconsistency.

Response: The Trust has confirmed the list of Underlying Funds and has made the necessary change to conform the list of Underlying Fund allocations to the list included in the Summary section.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer

Andrew Josef